Exhibit 10.1

March 2, 2018

Sam Klepper

Dear Sam:

On behalf of ShotSpotter, Inc. (the “Company”), I am pleased to offer you the position of Senior Vice President of Marketing & Product Management, reporting to Ralph Clark, President & Chief Executive Officer, with duties and responsibilities customarily associated with such position, including, but not limited to, those duties and responsibilities that the Company’s Board of Directors (the “Board”) may determine from time to time. You will devote your full business efforts and time to the Company. Further, you agree not to actively engage in any other employment, occupation, or consulting activity related to the business of the Company for any direct or indirect remuneration during your employment with the Company without the prior written approval of the Board.  Based on the duties you will perform for the Company, your position will be classified as exempt. Your principal place of business for the performance of your duties and responsibilities will be the Company’s corporate headquarters in Newark, California, provided, however, that the Company may from time to time require you to travel temporarily to other locations (domestic and international) in connection with the Company’s business. This Letter Agreement (the “Letter Agreement”) sets out the terms of your employment with the Company, and it shall take effect as of your start date.

You will receive an annual salary of $250,000.00 which calculates to $10,416.66 per semi-monthly pay period, less any and all applicable taxes and other withholdings, to be paid in accordance with the Company’s normal payroll practices. Your base salary will be subject to annual review by the Board or its Compensation Committee, and any adjustments will be made based upon the Company’s normal performance review practices.

You will be eligible to earn an annual performance bonus with a target amount of $100,000.00 (the “Target Amount”) for each full fiscal year that you are employed by the Company, which will be pro-rated based on a partial year of service in 2018.  The Target Amount is subject to review and adjustment by the Board or its Compensation Committee in its sole discretion.  Any annual performance bonus shall be awarded based on objective or subjective performance criteria determined by the Board or its Compensation Committee in its sole discretion after consultation with you.  The Board or its Compensation Committee will determine in its sole discretion the extent to which you and the Company have achieved the performance criteria upon which the bonus is based and the amount of the bonus, which could be below the Target Amount (and may be $0).  Any annual performance bonus awarded for any given fiscal year will be paid to you on the date on which annual performance bonuses are paid to all other senior executives of the Company, but in no event later than the date that is two and one-half months following the end of the fiscal year for which the bonus is earned and no longer subject to a substantial risk of forfeiture.  You must be employed on the date any bonus is paid in order to earn the bonus.  Thus, if your employment ends for any reason prior to the payment date, you will not be eligible for, and will not receive, any bonus.

Furthermore, you shall also be eligible for a one time signing bonus of $35,000.00, less any and all applicable taxes and other withholdings. This bonus will be paid in one lump sum on the first pay date after you start employment with the Company. In the event that you resign from the Company for any reason within 12 months after your date of hire, you will be responsible for reimbursing the Company for the entire $35,000.00 signing bonus. By your signature on this Letter Agreement, you authorize the Company to withhold $35,000.00 from any severance and other final pay you receive upon termination of employment.

You will be entitled to participate in all employee benefit plans and arrangements and fringe benefits and programs that may be provided to senior executives of the Company from time to time while you are employed by the Company, subject to plan terms and generally applicable Company policies.  The Company may provide benefits, payroll, and other human resource management services through a professional employer organization, in which case such professional employer organization will be considered your employer of record for these benefits and payroll purposes. (The term for this relationship is “co-employment.”)

Subject to approval by the Board, the Company will grant you (a) an option to purchase 50,016 shares of the Company’s common stock, at an exercise price equal to the fair market value of one share of Common Stock on the grant date and (b) restricted stock units for that number of shares equal to $250,000.00 divided by the fair market value of one share of Common Stock on the grant date. The option and restricted stock units will be governed by the terms of the Company’s 2017 Equity Incentive Plan (the “Plan”) and the associated option and restricted stock unit grant documentation.

The option will vest as to 25% of the shares subject to the option on the first anniversary of your first day of employment and as to 1/36 of the remaining shares each month thereafter, subject to your continuing employment with the Company.  The restricted stock unit will vest as to 35% of the shares on the first anniversary of your first date of employment and as to 1/3 of the remaining shares each anniversary thereafter, subject to your continuing employment with the Company.  Notwithstanding the foregoing, in the event that you are terminated by the Company without Cause (as defined below), or due to your death or disability, and such termination occurs prior to a Change in Control (as defined in the Plan) or more than 12 months following a Change in Control, then if you sign and do not revoke a standard release of claims in a form acceptable to the Company or its successor entity (a “Release”), and such Release becomes effective in accordance with its terms within 60 days following the effective date of termination (such date that the Release becomes effective is referred to as the “Release Effective Date”), then you shall receive the following:

1.	Effective as of your termination date, additional monthly vesting of the unvested shares subject to the option and restricted stock units that would have vested pursuant to the vesting schedule set forth above during the six months following your termination date if you had remained employed through such period; and
2.

Payment to you of your monthly base salary for a period of 6 months following your termination date, to be paid periodically in accordance with the Company’s normal payroll policies, commencing on the Company’s first regularly scheduled payroll date occurring after the Release Effective Date.

In addition, notwithstanding the foregoing, in the event that, within 12 months following a Change in Control, your employment is terminated by the Company without Cause (as defined below), or due to your death or disability, or you resign your position with the Company for Good Reason (as defined below), then if you sign and do not revoke a Release, and such Release becomes effective in accordance with its terms within 60 days following the effective date of termination, then you shall receive the following:

1.	Effective as of your termination date, 100% of the unvested shares subject to the option and restricted stock units will immediately vest; and
2.

Payment to you of your monthly base salary for a period of 6 months following your termination date, to be paid periodically in accordance with the Company’s normal payroll policies, commencing on the Company’s first regularly scheduled payroll date occurring after the Release Effective Date.

You should be aware that your employment with the Company constitutes “at-will” employment. This means that your employment relationship with the Company may be terminated at any time with or without notice, with or without good cause or for any or no cause, at either party’s option. You understand and agree that neither your job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of your employment with the Company.

You will be entitled to paid vacation in accordance with the Company’s vacation policy as applicable to the Company’s executive officers, with the timing and duration of specific vacations mutually and reasonably agreed to by you and the Company.

For these purposes, “Cause” means: (1) your failure to perform the duties of your position (as they may exist from time to time) to the reasonable satisfaction of the Board where such failure causes or is reasonably likely to cause a material adverse consequence on the business, properties, assets, results of operations, or condition (financial or otherwise) of the Company, after receipt of a written warning and your continued failure to cure such default to the reasonable satisfaction of the Board within 10 days following receipt of such written warning; (2) any act of dishonesty, fraud or misrepresentation taken by you in connection with your responsibilities as an employee that is intended to result in your personal enrichment; (3) your conviction or plea of no contest to felony or a crime involving moral turpitude; (4) willful misconduct by you that is injurious to the Company’s reputation or business; or (5) your material breach of any covenant or condition of this Letter Agreement, the NDA Agreement (as defined below) or any other agreement between you and the Company. For purposes of this definition, an act or failure to act will be deemed “willful”

if undertaken not in good faith or without reasonable belief that such action or failure to act was in the best interests of the Company.

For these purposes, “Good Reason” means your voluntary resignation of your employment following any one or more of the following events that occur without your consent: (1) a material reduction of your duties, position or responsibilities, or your removal from such position and responsibilities, unless you are provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change in Control but is not made the Chief Executive Officer of the acquiring corporation) shall not constitute “Good Reason;” (2) your principal work location is moved more than 50 miles from its current location; (3) the Company or its successor materially reduces your aggregate base salary (other than a similar reduction applicable to executives generally); or (4) the Company’s material breach of any covenant of this Letter Agreement; provided, however, that, any such resignation by you shall only be deemed for Good Reason pursuant to this definition if: (1) you give the Company written notice of your intent to terminate for Good Reason within 30 days following the first occurrence of the condition(s) that you believe constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within 30 days following receipt of the written notice (the “Cure Period”); and (3) you voluntarily terminate your employment within 30 days following the end of the Cure Period.

The Company will be entitled to withhold from any payment due to you hereunder any amounts required to be withheld by applicable tax laws or regulations.

As a condition of your continued employment, you are also required to sign and continue to comply with the Company’s standard form of employee nondisclosure and assignment agreement (“NDA Agreement”), which is hereby incorporated by reference.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted by JAMS or its successor, under JAMS’ rules and procedures for employment disputes (which can be downloaded at http://www.jamsadr.com/rules-employment-arbitration/).   You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.  All claims, disputes or causes of action, by either you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor brought in a private attorney general capacity or proceeding, nor joined or consolidated with any claims of any other person or entity.  You will have the right to be represented by legal counsel at any arbitration proceeding.  The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b)

issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based.  The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law.  The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law.  Nothing in this Letter Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

It is intended that all of the cash severance payments payable under this Letter Agreement upon termination of your employment (“Severance Benefits”) satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) provided under Treasury Regulations Sections 1.409A-1(b)(4) and 1.409A-1(b)(9), and this Letter Agreement will be construed in a manner that complies with such exemptions.  If not so exempt, this Letter Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms.  No severance payments will be made under this Letter Agreement unless your termination of employment constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) without regard to any alternative definition) (a “Separation from Service”).  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Letter Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  If the Company determines that the severance payments provided under this Letter Agreement constitute “deferred compensation” under Section 409A and if you are a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, at the time of your Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefits will be delayed as follows:  on the earlier to occur of (a) the date that is six months and one day after your Separation from Service, and (b) the date of your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (i) pay to you a lump sum amount equal to the sum of the Severance Benefits that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the Severance Benefits had not been delayed pursuant to this paragraph, and (ii) commence paying the balance of the Severance Benefits in accordance with the applicable payment schedule set forth in this Letter Agreement.  No interest shall be due on any amounts deferred pursuant to this paragraph.  To the extent that any Severance Benefits are deferred compensation under Section 409A, and are not otherwise exempt from the application of Section 409A, then, if the period during which you may consider and sign the Release spans two calendar years, the payment of any such Severance Benefit will not be made or begin until the later calendar year.

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Letter Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you.  If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).  Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows:  (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations.  If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder.  The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.  The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the paragraph above and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment so that no portion of the remaining Payment is subject to the Excise Tax.  For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the paragraph above, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

In order to facilitate your work, and to ensure you are maximally efficient, the Company will provide you with a computer on which to work. We will reimburse your reasonable and documented travel and business expenses, including but not limited to your work-related telephone, and other similar charges or fees. Normal work hours at ShotSpotter are 8:00am to 5:00pm local time, Monday through Friday, although you may be asked to work other hours at other times. As a general rule, the Company makes every effort to accommodate flexibility in work hours, provided you and your direct manager reach agreement, at their sole discretion, on your schedule.

This Letter Agreement, together with the 2017 Plan, the grant documentation evidencing your options and restricted stock units and the NDA Agreement, represents the entire agreement and understanding between you and the Company concerning your employment relationship with the Company, and supersedes in its entirety any and all prior agreements and understandings concerning your employment relationship with the Company, whether written or oral.

The terms of this Letter Agreement may only be amended, canceled or discharged in writing signed by you and the Company. This Letter Agreement will be governed by the laws of the State of California.

In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Letter Agreement will continue in full force and effect without such provision.

This offer of employment is made contingent upon your accepting the terms of this Letter Agreement, receipt of the accompanying non-disclosure agreement without modification (unless such modification is accepted, in writing, by ShotSpotter in advance of the Expiration Date as hereinafter defined).  And as a condition of your employment, you will be required to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company within three days after your employment start date.

Furthermore, this offer of employment is also contingent upon your responding in the affirmative by the below response date (the “Expiration Date”), after which the offer is no longer valid, and upon satisfactory completion of the following items and/or documentation:

1.	A complete Employment Application, using the company form;
2.	A satisfactory reference check; and
3.	A satisfactory background check, your approval for which we will require.

We anticipate your start date being on or before March 19, 2018. Should the above terms and conditions meet with your approval, please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this agreement by March 6, 2018 (the “Expiration Date”).

Your employment is subject to the policies and procedures outlined on the company’s internal intranet website, as periodically updated and amended.  You may request a copy of those materials at any time prior to executing this agreement, and they are available for your reference subsequently on that site.

You acknowledge that you have had the opportunity to discuss this matter with and obtain advice from your private attorney, have had sufficient time to, and have carefully read and fully understand all the provisions of this Letter Agreement, and are knowingly and voluntarily entering into this Letter Agreement.

Sincerely,
/s/ Ralph Clark
Ralph Clark
President & CEO

I agree to and accept employment with ShotSpotter, Inc. on the terms and conditions set forth in this agreement.

Date:____3/5/2018_____________	/s/ Sam Klepper
Sam Klepper